FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
Western Wind Energy Corp. (the "Issuer") 632 Foster Avenue Coquitlam, British Columbia V3J 2L7

Item 2. Date of Material Change
September 6, 2005
Item 3. News Release
The Issuer issued a press release dated September 6, 2005. The press release was disseminated through Market News and Stockwatch.

Item 4. Summary of Material Change

The Issuer announced that it has completed payment of CDN. $660,000 (US $550,000) for the purchase of the Windridge wind energy generation facility located in Tehachapi, California. The Issuer also announced that it has appointed James Henning, B.Comm., C.A., C.B.V., C.F.A as senior executive vice president and chief financial officer of the Issuer and has granted 250,000 incentive stock options to Mr. Henning, which options are exercisable at $1.33 per share for a period of five (5) years.

Item 5. Full Description of Material Change
See the attached news release.
Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8. Executive Officer
To obtain further information contact Jeffrey J. Ciachurski, the President of the Issuer, at 604-781-4192.
Item 9. Date of Report
September 9, 2005